EXHIBIT 99.1

Lombard Medical Announces Scientific Presentation on Altura® and Aorfix™ Endovascular Stent Grafts at the International Symposium on Endovascular Therapeutics, SITE Update 2016

Broader European Launch Planned for New Altura Endovascular Stent Graft

IRVINE, Calif., May 19, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that both of its endovascular stent grafts for AAA repair, Altura® and Aorfix™, were featured in a scientific presentation at the International Symposium on Endovascular Therapeutics, SITE Update held on May 13, 2016, in Barcelona, Spain.

The new Altura Endograft System has CE Mark approval and is specifically designed to simplify treatment in patients with standard AAA anatomy. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees.

The Lombard product portfolio was featured at the symposium in the EVAR Spectrum presentation of “The Confidential Session: Taking a look into the pipeline; new devices & innovative concepts from the industry to be evaluated.”

Vincent Riambau, MD, PhD, ESVS Past President, Professor and Chief of Vascular Surgery Division CardioVascular Institute Hospital Clinic University of Barcelona, commented, "SITE Update 2016 brings together global experts in endovascular surgery to share best practices and discuss new innovations to improve outcomes. I am very impressed by the new technology offerings presented at SITE Update 2016 from Lombard. The new IntelliFlex™ LP delivery system for Aorfix is a huge improvement that will give control, precision and ease of use in deployment of the most flexible graft."

Frans Moll, Professor of Vascular Surgery, University Medical Centre Utrecht, Netherlands, added, "The Altura system provides several distinct advantages to the EVAR practitioner which means it has good potential to become a mainstream EVAR device. Altura uniquely optimizes the entire neck-sealing zone, especially when there are off-set renal arteries. With its simplicity and freedom from cannulation, it looks to be a very predictable system. I look forward to it being available in the Netherlands soon."

“SITE Update 2016 is a great event to showcase Lombard’s innovative portfolio approach to EVAR as we prepare for our broader European expansion,” said Lombard CEO Simon Hubbert. “Altura is a highly differentiated repositionable stent system which requires no contralateral limb cannulation delivered in a 14F ultra-low profile delivery catheter. A broad range of patients can be treated with only six product codes, which simplifies case planning and inventory management.”

About Altura Endograft System
The Altura system represents a paradigm shift in endograft design that offers a simple and predictable treatment option for standard AAA anatomy. Delivered via an ultra-low profile 14F catheter, it allows for repositioning during deployment and accurate graft placement at each renal artery, enabling physicians to utilize all of the available aortic neck. It also eliminates the need for cannulation that results in a simple, safe and consistent deployment with predictable and shorter procedure times. With just six product sizes, the Altura system allows the majority of patients who present for EVAR repair to be treated quickly with minimal hospital stay and recovery times.

The Altura system received CE Mark in 2015 and was launched in Europe in January 2016. A broader international roll out is planned for later this year. In the U.S., Lombard intends to file for an IDE (Investigational Device Exemption) from the FDA in 2016 with the intent to begin recruitment for a U.S. clinical study later in 2016.

About Aorfix Endovascular Stent Graft
Aorfix is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs). When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees. Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends. Aorfix has been evaluated in three studies and used in more than 4,000 procedures worldwide. Aorfix received FDA approval in 2013, and is commercially available in U.S., U.K., Germany, Spain, Italy, Austria, Switzerland, the Czech Republic, Russia, Greece, Canada, Mexico, Brazil, Japan, Hong Kong, Poland, New Zealand, Argentina, Sweden, Colombia, Ireland, Chile, Peru, and Uruguay.

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs). The Company has global regulatory approval for Aorfix®, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees. The Company has also achieved CE Mark for the Altura® endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies. Altura was launched in Europe in January 2016, with a broader international rollout planned for later in 2016. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2016. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	Tel: +1 949 379 3750 / +44 (0)1235 750 800 Tel: +1 949 748 6764